Exhibit 6.2

Broker-Dealer Engagement Agreement - Reg A+ Tier 2

Amended and restated as of October 25, 2024

This Broker-Dealer Engagement Agreement (together with exhibits and schedules, this "Agreement") is entered into by and between Commune Omni Fund, LLC ("Client"), a Delaware Limited Liability Company, and Andes Capital Group, an Illinois Limited Liability Company ("Andes"), a FINRA registered Broker Dealer in all 50 states and Puerto Rico. Client and Andes agree to be bound by the terms of this Agreement, effective as of October 25. 2024 (the "Effective Date"):

Whereas, Andes is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Client is offering securities directly to the public in an offering exempt from registration under Regulation A Tier 2 (the "Offering") for $75,000,000; and

Whereas, Client and Andes entered into the Broker-Dealer Engagement Agreement dated as of August 2, 2024 (the "Original Agreement"), and wish to replace that agreement in its entirety with this Agreement.

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.	Appointment, Services, Term, and Termination

Client hereby engages and retains Andes to provide operations and compliance services as listed:

a.	act as the Broker of Record for lA (SEC), 5110 (FINRA) and Blue-Sky (States & Territories) filings;

b.	find and introduce eligible investors from Andes network to the interests offered through the Offering ("Investor Outreach Services");

c.	provide introductions and coordination with engaging additional parties and service providers;

d.	assist with use of an "Issuer Reg A Raise" website where potential and current investors begin the process of onboarding/investing by entering their interest, required personal information and review and sign all offering related documentation;

e.	performing AML/KYC on all investors;

f.	coordination with Registered Transfer Agent of the Client;

g.	coordination with the escrow agent of the Client for funds raised;

h.	coordination with the Client's legal partners; and

i.	providing other financial advisory services normal and customary for similar transactions and as may be mutually agreed upon by Andes and the Client (collectively, the "Services").

j.	"Payment Rails" for the use of providing investors with the ability to invest in the offering using credit cards and/or ACH.

This Agreement will commence on the Effective Date and will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms for a period of twelve (12) months, unless any party provides notice to the other party of non-renewal at least sixty (60) days prior to the expiration of the current term or the Agreement is otherwise terminated as provided in this Agreement (the "Term").

Either party may terminate this Agreement: (i) upon a material breach by the other party of this Agreement and such breach is not cured within 30 days after written notice from the non-breaching party; (ii) upon written notice, if any material representation or warranty made by the other party proves to be incorrect at any time in any material respect, (iii) in order to comply with any federal or state statue, rules, or regulations, if compliance cannot be timely achieved using commercially reasonable efforts, after providing as much notice as practicable, (iv) upon material violation or breach of any federal or state securities law or regulation or FINRA rule; (v) upon the denial, revocation or other failure to obtain and maintain any license, consent, or authorization necessary for a party to conduct its business as presently conducted or to perform its obligations under this Agreement; or (vi) upon thirty (30) days' written notice if either party commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors.

2.	Offering.

Andes shall deliver to each person to whom Andes makes an offer of membership interest in the Client ("Interest"), the offering circular, subscription agreement, and other investor materials approved for use by the Client (collectively, the "Offering Documents") as amended as of such time.

Andes shall not make any offer of Interests on the basis of any communications or documents relating to the Client or the Interests, except the Offering Documents, any other documents supplied or prepared by the Client and delivered to Andes for use in making an offer of Interests, or any other materials expressly approved for such use by the Client in writing.

Andes will not given any information to any person or make any representations in connection with the Offering other than those in the offering materials or any that are not based upon and consistent with the Offering Documents.

Andes acknowledges that the ultimate discretion about accepting an investor will be the sole decision of the Client.

Andes will conduct the activities in conformity with any written instructions given by the Client.

Andes shall, in accordance with requirements the Securities Act, reasonably believe immediately prior to making any offer or sale of Interests that any prospective investor solicited by Andes is an eligible investor and meets such other eligibility criteria as are set forth in the Offering Documents.

Andes shall not engage in any activities in connection with the sale of Interests in any jurisdiction outside of the United States without the Client's prior written consent. When engaging in activities in any jurisdiction outside of the United States, Andes shall be responsible for ensuring that any activities taken in connection with the sale of Interests in any jurisdiction outside of the United States shall be conducted in compliance the applicable offering rules of such jurisdiction. Andes shall make no offer or sale of any Interest in any foreign jurisdiction, or to any prospective investor located in any foreign jurisdiction, where there is a prohibition on the sale of securities such as the Interests.

3.	Compensation.

As compensation for the Services, Client shall pay to Andes fees equal to 1.0% on the aggregate amount raised by the Client during the Term. This will only start after FINRA Corporate Finance issues a No Objection Letter for the offering. At 1.0%, the Maximum compensation is $750,000.

As compensation for Investor Outreach Services, Client will pay Andes 1.5% of the capital contributed by an investor initially introduced to the Client by Andes and that executes a subscription agreement for interests in the Client that is accepted by the manager of the Client. For the avoidance of doubt, Andes is not entitled to the Investor Outreach Services for any investor introduced by another broker-dealer. For purposes of this section, "initially introduced" does not include sending information on the Client or the Offering Documents to a contact list. On a quarterly basis, Andes will provide Client a list of persons Andes introduced to Client.

At 1.5%, the Maximum compensation is $1,125,000.

The compensation for Services will be paid at the closing of the applicable investor's contribution or as soon as practicable after such closing. The compensation for Investor Outreach Services will be paid as follows: an initial payment of 0.5% at the closing of the applicable investor's contribution or as soon as practicable after such closing, a second payment of 0.5% six months after the initial payment, a third payment of 0.25% twelve months after the initial payment, and a final payment of 0.25% eighteen months after the initial payment.

Client agrees to compensate Andes with a one-time onboarding and consulting fee amounting to $5,000. This fee pertains to services provided by Andes in connection with the Offering, including but not limited to coordination with third-party vendors and providing general guidance regarding the Offering. The aforementioned fee shall become due and payable in full immediately upon the execution of this Agreement.

Client agrees to minimum monthly compensation to Andes during the term of the Offering of $5,555 per month, which shall be treated as an advance on the compensation for Investor Outreach Services.

FINRA Corporate Filing Fee for this $75,000,000 best-efforts offering is $11,750 and will be a pass-through fee payable to Andes, from the Client, who will then forward it to FINRA as payment for the filing. This fee is due and payable prior to any submission by Andes to FINRA. The FINRA Fee is ..00015 of total offering amount+ $500.

The Maximum Expenses are $11,750 for FINRA and the Maximum Compensation for Andes is $1,880,000 ($750,000 for Broker of Record, plus $1,125,000 for Investor Outreach, plus $5,000 for onboarding).

Andes does not and will not receive any remuneration of any kind, directly or indirectly, in respect of any investment by a Andes investor in the Client from any third party other than the fees payable under this Agreement.

4.	Regulatory Compliance

Each of Client and Andes shall at all times (i) comply with reasonable requests of the other party for purpose of complying with federal and state securities laws and regulations; and (ii) maintain all required registrations and licenses, including foreign qualification, if necessary.

Client and Andes will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

Client and Andes agree to promptly notify the other in writing concerning any material communications from or with any governmental authority or self-regulatory organization with respect to this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable governmental authority.

Andes shall promptly notify the Client in writing of any legal action filed against Andes, Andes' employees or Andes' principals (including any administrative proceeding) or the commencement of any governmental, regulatory or self-regulatory organizations investigation of Andes, Andes' employees or Andes' principals (other than regular compliance exams by Andes regulatory supervisory bodies).

Pursuant to the requirements of the USA Patriot Act (the "Act") and other applicable laws, rules and regulations, Andes is required to obtain, verify and record information that identifies the Client, which information includes the name and address of the Client and other information that will allow Andes to identify the Client in accordance with the Act and such other laws, rules and regulations.

5.	Role of Andes.

Client acknowledges and agrees that Client will rely on Client's own judgment in using Andes' Services. Andes (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with the Client's specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Andes; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

In performing Andes' duties under this Agreement, Andes will, and will take reasonable measure to ensure it principals, employees, representatives, and agents: (i) act at all times in a professional manner; (ii) perform its duties consistent with each and every reasonable instruction received from the Client and the terms of the Offering Materials; (iii) reasonably comply with the policies, procedures, guidelines, or requirements communicated to Andes by or at the direction of the Client; and (iv) comply with any and all applicable federal and state laws, rules and regulations, the rules of the SEC and FINRA, any other governmental and/or self-regulatory organization, and the terms of the Offering Documents.

Andes will maintain, consistent with Andes' business practices, reasonably complete and accurate records of Andes' activities in the performance of its duties and obligations pursuant to this Agreement.

Andes will notify the Client within four (4) business days after the discovery of a security incident or breach involving information or data related to the Client or any investor in the Client ("Security Breach"). Promptly following notification of a Security Breach, the parties will coordinate with one another on appropriate next steps to address the Security Breach. This provision will survive termination of this Agreement.

Andes agrees to notify each of Client promptly in writing if at any time during the term of this Agreement, any representation or warranty becomes materially inaccurate or untrue and of the facts related thereto.

Client acknowledges and agrees that Andes was not made aware of any, nor was Andes part of the production or distribution or use of any "Testing The Waters" materials.

6.	Representations and Warranties.

Andes represents and warrants to the Client as follows:

(a)	Andes is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and Andes has full power and authority under applicable laws, rules or regulations to engage in the activities contemplated under this Agreement.

(b)	The execution, delivery and performance of this Agreement has been duly authorized by all necessary action of Andes, and upon the execution and delivery hereof, this Agreement shall constitute a valid, binding and enforceable obligation of Andes.

(c)	The execution, delivery and performance of this Agreement, the incurrence of the obligations set forth herein and the consummation of the transactions contemplated herein shall not constitute a breach of or default under any agreement or instrument by which Andes is bound, or to which any of its assets is subject, or any order, rule or regulation applicable to it or of any court or any governmental body or administrative agency having jurisdiction over it.

(d)	Andes is registered as a broker-dealer registered with the SEC and a member in good standing of the Financial Industry Regulatory Authority ("FINRA") and has full power and authority to act in the manner contemplated by this Agreement. Andes is in good standing and, to the knowledge of Andes, in compliance with all applicable anti-money-laundering, anti-terrorism, pay-to-play and broker-dealer laws, regulations and requirements in all jurisdictions where the Interests will be offered or sold by Andes.

(e)	Andes and its agents, employees, and representatives have and shall maintain all licenses and registrations necessary under applicable federal and state laws, rules and regulations, including the rules and regulation of any self-regulatory organization with competent jurisdiction, to provide the services required to be provided by Andes hereunder.

(f)	There is no legal, administrative, arbitration, or other actions or proceedings or governmental investigations or inquiries pending or, to the knowledge of Andes, threatened against Andes or its principals, employees, representatives, or agents and there is no reasonable basis for such action, suit, arbitration, investigation, inquiry, or proceeding against Andes or its principals, employees, representatives, or agents.

(g)	Andes has established a cybersecurity policies and procedures reasonably designed to protect and safeguard information regarding the Client and its investors and such policies and procedures are reasonably aligned with industry best practices.

(h)	Andes represents and warrants that it has policies and procedures reasonably designed to comply with applicable anti-money laundering and anti-terrorist financing laws, rules and regulations.

7.	Indemnification

Client agrees to indemnify and hold Andes and each registered person of Andes harmless against any and all loss, liability, claim, damage and expense (including reasonable attorneys' and accountants' fees and including the costs of investigating any event related to any action or proceeding between the parties or otherwise) arising out of or based upon Client's bad faith, gross negligence or willful misconduct.

Andes agrees to indemnify and hold Client and its principals, shareholders, members, directors, officers, employees, affiliates and agents harmless against any and all loss, liability, claim, damage and expense whatsoever (including attorneys' and accountants' fees and including the costs of investigating any event related to any action or proceeding between the parties or otherwise) based upon Andes' bad faith, fraud, negligence, willful misconduct or breach of this Agreement.

The indemnities in this Section 7 shall survive the termination of this Agreement.

8.	Confidentiality

"Confidential Information" means any information disclosed to Andes by Client, either directly or indirectly in writing, orally or by inspection of tangible objects, including without limitation announced and unannounced products, disclosed and undisclosed business plans and strategies, financial data and analysis, customer names and lists, customer data, funding sources and strategies, and strategies involving strategic business combinations which are conspicuously labeled and/or marked as being confidential or otherwise proprietary to the disclosing party.

Andes agrees not to disclose any Confidential Information. Andes shall maintain the confidentiality of Client's Confidential Information in its possession or control. Andes agrees not to disclose any Confidential Information to third parties or to employees of Andes, except to its officers, directors, employees, partners, and advisors (including, but not limited to legal counsel, consultants, accountants and financial advisors) (collectively, "Representatives") that are required to have the Confidential Information in order to perform the Services. Andes will only release the Confidential Information to Representatives after first apprising such Representatives of their obligation to treat such disclosed information as Confidential Information of Client. Andes and its Representatives shall use reasonable care to prevent their respective employees and agents from violating the foregoing restrictions.

On written request or on the expiration or termination of this Agreement, Andes shall return to Client or destroy all Confidential Information in Andes' possession or control, provided that Andes may retain a single archival copy of any document or information that Andes is obligated to maintain pursuant to record keeping requirements to which it is subject under applicable laws, rules or regulations, but for only so long as such records are required to be maintained.

This provision shall survive termination of this Agreement.

9.	Miscellaneous

Any notice required or desired to be delivered under this Agreement shall be effective on actual receipt and shall be in writing and (i) delivered personally; (ii) sent by first class mail or overnight delivery, postage prepaid; (iii) transmitted by electronic mail (with confirmation of delivery and receipt); or (iv) transmitted by fax (with confirmation by first class mail, postage prepaid) to the parties at the address set forth on the signature page or such other address as the parties from time to time specify in writing.

ANY DISPUTE OR CONTROVERSY BETWEEN THE CLIENT AND PROVIDER RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITIEE OF FINRA.

The costs and expenses (including reasonable attorney's fees of the prevailing party) shall be borne and paid by the party that the arbitrator, or arbitrators, determines is the non-prevailing party. Client agrees and consents to personal jurisdiction, service of process and venue in any federal or state court within the State of Illinois in connection with any action brought to enforce an award in arbitration and in connection with any action to compel arbitration.

This Agreement is non-exclusive and shall not be construed to prevent either party from engaging in any other business activities.

This Agreement will be binding upon all successors, assigns or transferees of Client. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by the party will be deemed valid and enforceable in the absence of any consent from the other party; provided that the assigning party will notify the other party prior to any such assignment; and provided further, that any assignment by Andes to an affiliate will only be to an affiliate registered with FINRA.

Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the Services embodied in this Agreement. Client and Andes will work together to authorize and approve co-branded notifications and client facing communication materials regarding the representations in this Agreement.

Notwithstanding any provisions to the contrary within this Agreement, subject to Client's prior written approval, Andes may make reference in marketing or other materials to any transactions completed during the term of this Agreement. Any such reference will not include any personal data or Confidential Information is disclosed in such materials.

THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF ILLINOIS, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement signed by the parties hereto.

Any delay or failure by Client to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege. No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege.

This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Client:	Commune Omni Fund. LLC	Andes Capital Group LLC

Signature:	/s/ Jerry Sanada	/s/ Curtis Spears

Print Name:	Jerry Sanada	Curtis Spears

Title:	President	President/CEO

Date:	10/30/24	10/30/2024